UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 15, 2016

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591), FORM F-4 (FILE NO. 333-213764) AND FORM F-10 (FILE NO. 333-213234) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Report on Voting Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	December 15, 2016	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

REPORT OF VOTING RESULTS

NATIONAL INSTRUMENT 51-102

FOR

ENBRIDGE INC.

SPECIAL MEETING OF SHAREHOLDERS

HELD ON THURSDAY, DECEMBER 15, 2016

To:	Canadian Securities Administrators in each province

In accordance with Section 11.3 of National Instrument 51-102 “Continuous Disclosure Obligations”, the following sets out the matters voted on at the Special Meeting of Shareholders of Enbridge Inc. (the “Corporation”) held on Thursday, December 15, 2016. Each of the matters is described in greater detail in the Corporation’s Notice of Special Meeting and Management Information Circular dated November 10, 2016. Votes were cast both in person and by proxy and the vote on the matters was conducted by ballot. The manner in which the ballots, or proxies received, as applicable, were voted in respect of each matter is set out below.

Matters Voted Upon

Outcome of Vote
1.	The approval of the Enbridge Common Share Issuance Resolution, the full text of which is set out on page 41 of the Notice of Special Meeting and Management Information Circular dated November 10, 2016.	Passed

Votes For		Votes Against		Votes Abstained
#	%	#	%	#	%
657,514,551	99.42	593,978	0.09	3,244,773	0.49

Outcome of Vote
2.	The approval of the By-law Amendment Resolution amending General By-law No. 1 of the Corporation, the full text of which is set out on page 44 of the Notice of Special Meeting and Management Information Circular dated November 10, 2016.	Passed

Votes For		Votes Against		Votes Abstained
#	%	#	%	#	%
660,009,172	99.80	773,818	0.12	571,909	0.08